FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of September 2012.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec to Acquire Kinetek Group Inc. and Avtron Industrial Automation Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on September 20, 2012, in Kyoto, Japan

Nidec to Acquire Kinetek Group Inc. and

Avtron Industrial Automation Inc.

Nidec Corporation (NYSE: NJ, the “Company” or “Nidec”) today announced that it has agreed to acquire all of the shares in Kinetek Group Inc. (“Kinetek”), a U.S.-based commercial motor manufacturer, from its shareholders, including the Resolute Fund, L.P. , a private equity fund, and to acquire all of the shares in Avtron Industrial Automation Inc. (“Avtron”), a U.S.-based industrial automation system provider, from its shareholder, Morgenthaler, a private equity fund.  For these purposes, the Company entered into a definitive agreement with each of the shareholders on September 19, 2012.

1.

Nidec’s commercial/industrial motor business is entering a new stage

The Company has endeavored to strengthen and expand its commercial/industrial motor business as one of its strategically important business areas, where Nidec Motor Corporation (formerly, Emerson Electric Co.’s motors and controls business, “NMC”), which the Company acquired in September 2010, has been the primary operating subsidiary.  The contemplated acquisitions of Kinetek and Avtron are part of the Company’s strategy to strengthen its commercial/industrial motor business, following the acquisition of Ansaldo Sistemi Industriali S.p.A. (“ASI”) in May 2012.

Assuming that the acquisitions of Kinetek and Avtron are completed as currently contemplated, as a result of the acquisitions of ASI, Kinetek and Avtron, the Company has set target net sales of ¥230 billion for the fiscal year ending March 31, 2014 for its general motors for appliance, commercial and industrial use (“ACIM”) business, formerly the general motors for home appliance and industrial use business, net sales from which for the fiscal year ended March 31, 2012 were ¥124billion.  The Company views the global commercial/industrial motor market as an attractive market not only in terms of its size but also in terms of its potential for providing access to high-quality customers and achieving stable growth for products with high margins.  The Company intends to take advantage of its state-of-the-art technology and superior manufacturing capabilities and, through the integration of the operations of ASI, Kinetek and Avtron into its global network, further strengthen its unique solutions business.

The Company believes that each of Kinetek and Avtron has a solid financial base with high-margin operations.  When making the decisions to acquire Kinetek and Avtron, the Company considered synergy effects that it expected between the Company’s existing business operations and the operations of Kinetek and Avtron to be a particularly important factor.  Through the contemplated acquisitions of Kinetek and Avtron, the Company will seek to improve the profitability of the ACIM business and enhance the corporate value of each of the acquired companies.

Following the series of acquisitions completed and currently contemplated pursuant to its strategy to strengthen its commercial/industrial motor business as discussed above, the Company expects that it will be in a better position to achieve its aspiration of “profit margins of 15% or more in all business areas” with respect to the ACIM business in 2015.  Once the contemplated acquisitions of Kinetek and Avtron are completed as currently planned, the initial (“building the foundation for growth”) step of the Company’s strategy to strengthen its commercial/industrial motor business will be completed, and the Company plans to shift its strategic focus to achieving synergy among the Company and the acquired operations and improving profitability.

2.

Objective of acquiring Kinetek — Aiming to become a leading player in the commercial motor market

Kinetek conducts its commercial motor business on a global basis.  Kinetek occupies a leading position in various markets for commercial motors used in such end-products as elevators/escalators, commercial food refrigerators, floor care equipment, golf and utility vehicles, material handling vehicles, and aerial lifts.  By combining Kinetek’s commercial motor business with the Company’s market-leading commercial motor business, particularly in the market for motors used in air-conditioning equipment, the Company expects to expand its product offerings of commercial motors by more than double and to be in a better position to seek to become a leading player in a wider global commercial motor market.  Kinetek’s strength lies in its design capabilities to meet customers’ specifications (80% of its products are custom-made) and its ability to deliver value-added solutions to customers.  The Company expects that Kinetek’s design capabilities and value-added solutions will be offered to the existing customers of the Nidec Group.

Kinetek has four facilities in China with superior engineering and sourcing capabilities, which are expected to enable the Company to accelerate its ACIM business growth strategy in China and offer cost-competitive products manufactured in China in other commercial motor markets.  Furthermore, by taking advantage of Kinetek’s network in India developed through its successful elevator motor business, the Company also intends to seek to achieve synergy from sales of its existing commercial motor products in the fast-growing Indian market.

The Company expects that the acquisition of Kinetek will result in a positive impact on the Company’s sales and profits on a group-wide basis.

(1) Information on Kinetek

Company Name:	Kinetek Group Inc.
Headquarters:	Deerfield, Illinois, United States
Year of Establishment:	1996
Principal Places of Business:	24 facilities (including 19 design centers) (14 in the U.S., 2 in Mexico, 4 in Italy, and 4 in China)
Principal Businesses:	Manufacture and design of custom-engineered electric motors, gear-motors, gearing, electronic controls, system solutions, and elevator control products
Employees:	2,987
Sales in Fiscal Year 2011:	US$400 million
Assets as of December 31, 2011:	Current Assets: US$224 million Fixed Assets: US$160 million

(2) Overview of Acquisition of Kinetek

Consideration:	The consideration for the transaction is expected to be paid in cash.
Method of Settlement and Financing:	The transaction is expected to be funded by cash on hand and/or debt financing (but there is no plan for capital increase).
Transaction Structure:

The Company has established a holding company (“Hold Co.”) and a merger subsidiary in Delaware, which subsidiary will be merged into Kinetek through a reverse triangular merger.  Following the merger, Kinetek will be the surviving company and a 100% subsidiary of Hold Co.

Transaction Schedule:	The closing of the transaction is currently expected to be completed in early November 2012, subject to required regulatory approvals and other factors.

(3) Information on the Seller

Name:	The Resolute Fund, L.P.
Address:	New York, New York, United States
Representative:	The Jordan Company, L.P.
Type of Business:	Management of private equity funds
Founded:	2002
Relationship between the Company and the Seller:

None of the Company and its affiliates has any direct or indirect investments in The Resolute Fund L.P.  In addition, no capital, personnel or business relationship exists between any of the Company or its affiliates and the investors of The Resolute Fund L.P. (including its sponsors).

3.

Objective of acquiring Avtron — Aiming to make a full-scale entry into the North American industrial automation market in order to enhance synergies with ASI

Through the acquisition of Avtron, the Company seeks to strengthen NMC’s and ASI’s industrial motor and automation solutions businesses in North America and accelerates the Company’s strategy to achieve synergy with ASI.  In particular, Avtron’s rich system engineering resources and experience, together with the customer relationships Avtron has established, are expected to enhance the Company’s automation solution capabilities in North America and contribute to the Company’s success in achieving business synergies between the Company and ASI.

Avtron is also expected to serve as a sales channel in North America for ASI’s drives, motors/generators, and automation systems.  With these products supplementing Avtron’s value-added industrial encoder products and drive system solutions and NMC’s motor products, the Company expects to be able to provide full-range of products and solution services to Avtron’s core markets comprised of the energy, crane, metal, marine, and forest products industries in North America.

(1) Information on Avtron

Company Name:	Avtron Industrial Automation, Inc.
Headquarters:	Independence, Ohio, United States
Year of Establishment:	1953
Principal Places of Business:	2 facilities in Ohio
Principal Businesses:	Highly engineered control, automation, and drive-systems solutions provider for heavy industries and manufacturer of harsh-duty encoders for uptime-critical applications
Employees:	154
Sales in Fiscal Year 2011:	US$33 million
Assets as of December 31, 2011:	Current Assets: US$13 million Fixed Assets: US$9 million

(2) Overview of Acquisition of Avtron

Consideration:	The consideration for the transaction is expected to be paid in cash.
Method of Settlement and Financing:	The transaction is expected to be funded by cash on hand and/or debt financing (but there is no plan for capital increase).
Transaction Structure:	Hold Co. is expected to acquire 100% of the shares in Avtron.
Transaction Schedule:	The closing of the transaction is currently expected to be completed in late September 2012, subject to required regulatory approvals and other factors.

(3) Information on the Seller

Name:	Morgenthaler
Address:	Cleveland, Ohio, United States
Representative:	Morgenthaler Private Equity (Peter Taft)
Type of Business:	Management of private equity funds
Founded:	1968
Relationship between the Company and the Seller:

None of the Company and its affiliates has any direct or indirect investments in Morgenthaler. In addition, no capital, personnel or business relationship exists between any of the Company or its affiliates and the investors of Morgenthaler (including its sponsors).

4.

Effect on Financial Performance for the Current Fiscal Year

The Company intends to make appropriate disclosure of the impact of the transactions described herein on the Company’s consolidated financial performance for the current fiscal year and announce any changes to our financial performance forecasts in accordance with the applicable rules of the Japanese securities exchanges once details are determined.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of the Company, its group companies or other parties.  Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully completing the planned transactions, the anticipated benefits of the planned transactions not being realized, shifts in technology or user preferences for particular technologies, whether and when required regulatory approvals are obtained, and changes in business and regulatory environments.  The Company does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as required by law.

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